InfraREIT, Inc.

1807 Ross Avenue, 4th Floor

Dallas, Texas 75201

214-855-6700

FAX: 214-855-6701

June 5, 2017

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Robert F. Telewicz, Jr.

Re:	InfraREIT, Inc.

Form 10-K

Filed on February 28,2017

File No. 001-36822

Dear Mr. Telewicz:

This letter sets forth the responses of InfraREIT, Inc. (the “Company” or “we”) to the comment provided by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated May 22, 2017 (the “Comment Letter”). For your convenience, we have repeated the Staff’s comment in bold face type exactly as given in the Comment Letter, and set forth below such comment is the Company’s response thereto.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles, page 22

1.	We note that your non-GAAP measures include a percentage rent adjustment, which appears to adjust net earnings to recognize percentage rent on a cash basis. Please explain to us how you considered the guidance in question 100.04 of the C&DI on Non-GAAP Financial Measures when determining the propriety of these adjustments. This comment also applies to your earnings release filed on a Form 8-K dated May 4, 2017.

We confirm that we have considered the Staff’s interpretative guidance set forth in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (the “Interpretation”) and respectfully submit that the percentage rent adjustment included in our non-GAAP financial measures is appropriate in light of the Interpretation and the parameters set forth in Regulation G.

We are engaged in owning and leasing utility assets to Sharyland Utilities, our sole tenant. As explained in our periodic reports and related earnings materials, under our leases, we receive percentage rent payments related to each quarter but, as a result of the application of Staff Accounting Bulletin 13 (“SAB 13”), do not recognize any lease revenue related to the percentage rent payments until an annual breakpoint under each of the leases is met. Accordingly, we present supplemental measures of our operating performance that, for intra-year periods, include an upward or downward percentage rent adjustment, as applicable, which represents the difference between the amount of percentage rent payments owed to us for the applicable period under the terms of the lease agreements and the amounts recognized during the applicable period under SAB 13.

As the owner of utility assets structured as a real estate investment trust, we have a diverse set of investors, including a substantial number of utility investors. Further, all of our sell-side analysts focus on the utility sector. Accordingly, certain of our non-GAAP financial measures are provided for the express purpose of enabling our utility investors and analysts to better compare our performance to that of traditional utilities. The percentage rent adjustment included in our non-GAAP financial measures is a key component in facilitating this comparison.

Rule 100(b) of Regulation G (“Rule 100(b)”) provides that “[a] registrant, or a person acting on its behalf, shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.” The Interpretation illustrates the prohibition in Rule 100(b) by noting, in the context of a hypothetical non-GAAP performance measure that has been adjusted to accelerate the recognition of revenue that would otherwise be recognized ratably over time, that “[n]on-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b)” (emphasis added). However, the Interpretation does not establish a per se violation of Rule 100(b) in the circumstances described therein, but rather indicates that adjustments to performance measures could be misleading and accordingly violate the rule, while simultaneously implying that there could be instances in which such adjustments may be appropriate, particularly if they provide information that is useful to investors and are presented in a manner that is not misleading.

We believe that the inclusion of the percentage rent adjustment in our non-GAAP financial measures satisfies our objective of providing meaningful and useful disclosure to investors regarding our operating performance and our business generally. Specifically, in addition to providing for increased comparability with other utility businesses, we believe the inclusion of this adjustment provides investors with greater visibility into our operating performance on a quarterly basis and facilitates more direct period-to-period comparability. Importantly, the percentage rent adjustment enables investors to understand on a quarterly basis the underlying trends impacting a significant component of our annual financial results, providing greater transparency regarding developments, positive or negative, in our service territories and overall business from quarter to quarter.

Further, we have been diligent to ensure that the adjustment is specifically footnoted and explained to investors as well as consistently applied across our non-GAAP financial measures since our initial public offering. We also have included clear disclosure regarding the supplemental nature of our non-GAAP measures and their limitations, including a warning that these measures should not be relied on as a substitute for any GAAP measure and may not be comparable to similar measures as calculated by other companies. As a result of the foregoing, we have historically concluded, and continue to believe, that the adjustment is not misleading to investors in violation of Rule 100(b) and is not inconsistent with the Staff’s position set forth in the Interpretation.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (214) 855-6700.

Very truly yours,

/s/ Lance J. Phillips

Lance J. Phillips

Vice President, Principal Accounting Officer and Controller

InfraREIT, Inc.

cc:	Brant Meleski

Senior Vice President and Chief Financial Officer

InfraREIT, Inc.

Stacey H. Doré

Senior Vice President and General Counsel

InfraREIT, Inc.